Exhibit 99.1

ASX ANNOUNCEMENT

November 17th, 2006

Results of 2006 Annual General Meeting

Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) advises that the 2006 Annual General Meeting of shareholders was held at 11.00 am today (Melbourne time).

In respect of Resolution 2, regarding the re-election of Mr. Robert Edge, Mr. Edge advised the Company prior to the Meeting that he would not be seeking re-election and, accordingly, the resolution was withdrawn. As a result, he has now retired as a Director effective from the close of the Meeting. An ASX Appendix 3Z Final Director’s Interest Notice in respect of Mr. Edge is appended to this announcement. The Board expresses its profound appreciation to Mr. Edge for his service to the Board of the Company.

In respect of Resolution 3, regarding the adoption of the Remuneration Report, the resolution was passed on a show of hands.

The proxy votes received in respect of the three resolutions are as follows:

Description of Resolution	For	Against	Abstain	In favour of Chairman	In favour of others
1. Consideration of financial statements	N/A	N/A	N/A	N/A	N/A
2. Re-election of Mr. Robert Edge	9,699,782	16,602,555	594,000	16,866,567	164,173,954
3. Adoption of Remuneration Report	26,631,072	241,440	23,100	16,867,292	164,173,954

FOR FURTHER INFORMATION PLEASE CONTACT

Thomas G. Howitt

Company Secretary

Genetic Technologies Limited (ABN 17 009 212 328)

Phone: +61 3 9415 1135

Genetic Technologies Limited • Website: www.gtg.com.au • Email: info@gtg.com.au ABN 17 009 212 328

Registered Office • 60-66 Hanover Street Fitzroy VIC 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia

Phone 61 3 9415 1135 • Fax 61 3 9417 2987